SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4 )

AMERICAN SPECTRUM REALTY, INC.
(Name of Issuer)
COMMON STOCK, $.01 par value
(Title of Class of Securities)
02970Q 10 4
(CUSIP Number)
JOHN N. GALARDI
7700 Irvine Center, Suite 550
Irvine, CA 92618
(949) 752-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	02970Q 10 4
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John N. Galardi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		210,264

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		334,183

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		210,264

WITH	10	SHARED DISPOSITIVE POWER

		334,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	544,447

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	36.7%

14	TYPE OF REPORTING PERSON

	IN

*********************
Item 1. Security and Issuer
Common Stock, $0.01 par value.
American Spectrum Realty, Inc.
5850 San Felipe
Houston, TX 77057
Item 2. Identity and Background
(a), (b)	and (c) This statement on Schedule 13D is being filed by John N. Galardi. The business address of Mr. Galardi is 7700 Irvine Center, Irvine, CA 92618. Mr. Galardi is Chief Executive Officer of Galardi Group.

(d)	During the past five years, Mr. Galardi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Galardi has not been convicted in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Galardi is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Galardi and his affiliates have used their own funds to purchase the Common Stock purchased by them.
Item 4. Purpose of Transaction
     Mr. Galardi and his affiliates have acquired the Issuer’s securities for investment purposes.
     As described in Item 6, Mr. Galardi, Timothy R. Brown and William J. Carden intend to purchase additional shares, jointly, in open market transactions.
     Mr. Galardi or his affiliates may, in addition, make additional purchases of securities of the Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer’s business prospects and financial condition, the market for securities, other available investment opportunities, money and stock market conditions and other future developments.
     Depending on these factors, Mr. Galardi or his affiliates may decide at any time to sell all or part of its holdings of the Issuer’s securities in one or more public or private transactions.

Item 5. Interest in Securities of the Issuer
(a)	The aggregate number of shares of the Common Stock beneficially owned by Mr. Galardi is 544,447. The percentage of the shares of the Common Stock beneficially owned by Mr. Galardi is 36.7%

(b)	Mr. Galardi has the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote:	210,264
(ii)	Shared power to vote or to direct the vote:	334,183
(iii)	Sole power to dispose or to direct the disposition of:	210,264
(iv)	Shared power to dispose or to direct the disposition of:	334,183
(c)	Mr. Galardi, Mr. Brown and Mr. Carden have jointly purchased shares of Common Stock since the filing of Mr. Galardi’s last Schedule 13D as follows (See Item 6):

Date	Number of Shares	Price Per Share
February 25, 2008	215	$26.00
February 28, 2008	215	$26.00
March 3, 2008	10,600	$25.00
March 7, 2008	207	$24.52
March 10, 2008	199	$24.65
March 13, 2008	199	$24.75
March 17, 2008	147	$24.99
March 18, 2008	147	$24.99
March 19, 2008	147	$24.70
March 20, 2008	147	$24.90
March 25, 2008	157	$25.09
March 31, 2008	152	$24.21
April 1, 2008	152	$24.35
April 4, 2008	152	$24.50
April 7, 2008	156	$24.50
April 8, 2008	156	$25.00
April 8, 2008	15,400	$24.99
April 9, 2008	156	$25.00
April 14, 2008	411	$24.60
Each of these purchases was effected in open market transactions on the American Stock Exchange.

(d)	With respect to the shares jointly purchased by Messrs. Galardi, Brown and Carden, the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares are shared by Messrs. Galardi, Brown and Carden.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Galardi, Timothy R. Brown and William J. Carden intend to jointly purchase, commencing December 26, 2007, up to 300,000 shares, and Messrs. Galardi, Brown and Carden may be deemed to constitute a group with respect to any such shares. Messrs. Galardi, Brown and Carden have jointly purchased 71,780 shares through April 16, 2008.
Item 7. Material to Be Filed as Exhibits
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2008.
/s/ John N. Galardi
John N. Galardi